Exhibit 21.1
Subsidiaries of MRV COMMUNICATIONS, INC.

Alcadon MRV AB	Sweden
Creative Electronic Systems SA	Switzerland
Interdata	France
MRV Communications — Boston Division, Inc.	Massachusetts
MRV International, Ltd.	Israel
MRV Switzerland AG	Switzerland
Tecnonet SpA	Italy